

April 25, 2014

<u>Via E-mail</u>
Peter Schulhof
President, Secretary and Treasurer
Empirical Ventures, Inc.
40 Lake Bellevue Drive, Suite 100
Bellevue, WA 98005

> **Re: Empirical Ventures, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed on April 9, 2014**
> **File No. 000-52766**

Dear Mr. Schulhof:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter dated April 15, 2014.

<u>Recent Corporate Developments, page 9</u>

1.   We note your response to prior comment 2 and the revised disclosure regarding your transaction with PSiTech Corporation. Please tell us how you concluded that audited and pro forma financial statements are not required to be filed in connection with the PSiTech Corporation transaction pursuant to Articles 8 and 11 of Regulation S-X. We note that the license agreement, Exhibit 10.1 to the Form 8-K filed on April 10, 2014, grants you the exclusive right to use PSiTech Corporation's content on your website in the United States, Canada and Mexico, and as a result of this agreement, you are changing your corporate name and the line of business in which you operate. Given the broad scope of this license, please tell us whether pursuant to its terms you effectively operate the business previously operated by PSiTech Corporation. Further, please provide us with your analysis as to whether the transaction with PSiTech Corporation constitutes a reverse acquisition. In this regard, please describe the separate assets and operations, if any, of PSiTech Corporation following the entry into the license agreement.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Joseph I. Emas, Esq.